

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Mr. Jifan Gao, Chairman and Chief Executive Officer
Trina Solar Ltd.
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

>   **Re: Trina Solar Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed March 29, 2012**
>   **File No. 1-33195**

Dear Mr. Gao:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Foreign Currency Translation Risk, page 92

Risk Management, page 92

1.   We note your disclosures regarding your foreign exchange forward contracts. Please revise future filings to provide the disclosures required by Item 11(a), Instructions to Item 11(a) and Appendix to Item 11 of Form 20-F for disclosure of the currency risk for these market risk sensitive instruments in terms of your reporting currency.

Notes to Consolidated Financial Statements, page F-10

Note 2 – Summary of Principal Accounting Policies, page F-10

2.   Please revise future filings to disclose your accounting policy for contingencies. Refer to FASB ASC 450.

Form 6-K Filed August 22, 2012

3.   We note that you recorded an accounts receivable allowance provision of $44.1 million during the second quarter of 2012. You state that the additional provision was due to overdue balances of certain customers. Please provide us with additional insight into the underlying receivables by discussing how you assessed the collectability of these amounts at the date of the original transaction. Also discuss what circumstances have caused the receivables to become uncollectible during the second quarter. Finally, explain how these bad debts have impacted your analysis of the revenue recognition criteria for any additional sales to these customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief